SCHLUMBERGER LIMITED

(SCHLUMBERGER N.V.)

5599 San Felipe, 17th Floor

Houston, Texas 77056

VIA EDGAR TRANSMISSION

August 7, 2013

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549

Attn: John Cannarella, Staff Accountant

Re:	Schlumberger N.V. (Schlumberger Limited)

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed January 31, 2013

Comment Letter dated July 29, 2013

File No. 1-04601

Dear Mr. Cannarella,

This correspondence confirms the conversation of our counsel, Ronald Mueller, on behalf of Schlumberger Limited with Mr. John Cannarella of the SEC Staff, requesting an extension through August 26, 2013 for preparing the Company’s response to the Staff’s July 29, 2013 comment letter. Schlumberger is requesting this extension in order to allow sufficient time for internal meetings to discuss and draft the Company’s response to the comment letter and for appropriate discussion, review and approval of the Company’s response with and by Company executives and outside advisors. These processes have been complicated by business and personal travel schedules during the month of August.

If you have any questions or need additional information, please contact Saul Laureles, Deputy General Counsel and Assistant Secretary of Schlumberger Limited, at (713) 375-3495 (slaureles@slb.com), or Ronald O. Mueller of Gibson, Dunn & Crutcher LLP at (202) 955-8671 (rmueller@gibsondunn.com).

Sincerely yours,

SCHLUMBERGER LIMITED

By:	/s/ Saul Laureles
Name:	Saul Laureles
Title:	Deputy General Counsel
and Assistant Secretary

United States Securities and Exchange Commission

Division of Corporate Finance

August 6, 2013

cc:	Alexander C. Juden

Secretary and General Counsel

Howard Guild

Chief Accounting Officer

Ronald O. Mueller

Gibson, Dunn & Crutcher LLP